

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Daniel J. Hicklin, Ph.D.
President and Chief Executive Officer
Werewolf Therapeutics, Inc.
1030 Massachusetts Avenue, Suite 210
Cambridge, MA 02138

> **Re:** **Werewolf Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.11**
> **Filed April 8, 2021**
> **File No. 333-255132**

Dear Dr. Hicklin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance